Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Li-Cycle Holdings Corp.

We, KPMG LLP, consent to the use of our report dated February 6, 2023, on the consolidated financial statements of Li-Cycle Holdings Corp. (the “Entity”), which comprise the consolidated statement of financial position as at October 31, 2022, the related consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the year ended October 31, 2022, and the related notes, and our report dated February 6, 2023 on the effectiveness of internal control over financial reporting as of October 31, 2022, which are incorporated by reference and to the reference to our firm under the heading “Experts” in the prospectus included in the Registration Statement on Form F-3 dated August 18, 2023 of Li-Cycle Holding Corp.

/s/ KPMG LLP

August 18, 2023

Vaughan, Canada